Free Writing Prospectus

Filed Pursuant to Rule 433

File No. 333-268999

Pricing Term Sheet, dated January 19, 2023

Nine Energy Service, Inc.

This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated January 17, 2023 relating to this offering (the “Preliminary Prospectus Supplement”). The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	Nine Energy Service, Inc.

Security description:	300,000 units, each comprised of $1,000 principal amount of 13.000% Senior Secured Notes due 2028 (the “Notes”) and five shares of the Issuer’s common stock (the “Common Stock”)

Distribution:	SEC registered

Number of units offered:	300,000

Aggregate principal amount of Notes comprising units:	$300,000,000

Aggregate number of shares of Common Stock comprising units:	1,500,000

Price to public per $1,000 stated amount unit(1)	$950.00

Gross proceeds:	$285,000,000

Underwriting discount per unit:	$17.50

Net proceeds:	$279,750,000

Unit separation:

At the option of the holder after the date which is 60 days after the Settlement Date.

Automatically upon the earlier of (i) the date which is 270 days after the Settlement Date (which is anticipated to be October 27, 2023) or (ii) if applicable, the date on which units are automatically separated pursuant to the terms of the Unit Agreement.

Prior to separating the units, a holder thereof will not be able to participate in any redemption or repurchase of notes, and holders of notes must have voluntarily separated their units prior to the date of any notice of redemption or any offer to repurchase commencement date in order to participate in such redemption or repurchase.

Trade date:	January 19, 2023

Settlement:

T+7; January 30, 2023.

The Issuer expects that delivery of the units will be made to investors in book-entry form through DTC on or about January 30, 2023, which will be the seventh business day following the date of the pricing of the units (“T+7”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the units on any date prior to the second business day before delivery will be required, by virtue of the fact that the units initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the units who wish to trade the units prior to their date of delivery hereunder should consult their own advisors.

CUSIP / ISIN for the units(2):	65441VAC5 / US65441VAC54

CUSIP / ISIN for the Notes after separation:	65441VAE1 / US65441VAE11

CUSIP / ISIN for the Common Stock:	65441V101 / US65441V1017

Denominations/Multiple for units and Notes:	$2,000 x $1,000

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
Raymond James & Associates, Inc.

Co-Managers:	ATB Capital Markets Inc.
EF Hutton, division of Benchmark Investments, LLC
PJT Partners LP

Notes

Maturity:	February 1, 2028

Coupon:	13.000%

Interest Payment Dates:	February 1 and August 1, commencing August 1, 2023

Ratings(3):	Caa2/CCC

Equity clawback:	Up to 35% at 113.0%, plus accrued and unpaid interest, prior to February 1, 2026

Make-whole redemption	Make-whole redemption based on T+ 50 prior to February 1, 2026

Optional redemption:	On or after February 1, 2026, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, on the notes redeemed during the periods indicated:

Year:	Price:
February 1, 2026 to January 31, 2027	106.500%
February 1, 2027 to October 31, 2027	103.250%
November 1, 2027 and thereafter	100.000%

At any time prior to February 1, 2026, during each 12-month period beginning on the issue date, up to 10% of the aggregate principal amount of the Notes at a redemption price equal to 103% of the aggregate principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Change of control:	101% plus accrued and unpaid interest

Excess Cash Flow Offer:	On each May 15 and November 14, commencing November 14, 2023. The offer price in any Excess Cash Flow Offer will be equal to 100% of the principal amount of Notes and any Pari Passu Notes Lien Indebtedness (or, in respect of any such Pari Passu Notes Lien Indebtedness, such lesser price, if any, as may be provided for by the terms of such Pari Passu Notes Lien Indebtedness), plus accrued and unpaid interest and additional interest, if any, to, but excluding, the date of purchase, prepayment or redemption, subject to the rights of holders of notes or any such Pari Passu Notes Lien Indebtedness on the relevant record date to receive interest due on an interest payment date that is on or prior to the date of purchase, prepayment or redemption, and will be payable in cash.

Changes from the Preliminary Prospectus Supplement:

The Preliminary Prospectus Supplement is hereby updated to reflect the following changes:

1.

The Issuer estimates that the net proceeds from this offering will be approximately $271.2 million after deducting the underwriting discounts and commissions and other offering expenses payable by the Issuer. The Issuer intends to use the net proceeds from this offering, together with $39.4 million of borrowings under the Amended ABL Facility and $6.0 million of cash on hand, to redeem all of the outstanding 2023 Senior Notes and to pay fees and expenses relating to this offering and the other Refinancing Transactions.

2.

As of September 30, 2022, after giving effect to the Refinancing Transactions, including $39.4 million of borrowings under the Amended ABL Facility, the Issuer would have had $27.4 million of additional borrowing capacity under the Amended ABL Facility.

3.	In the “Description of notes” section, clause (13) of the definition of “Permitted Liens” is replaced with the following:

(13) Liens securing Indebtedness and other obligations permitted to be incurred and then-outstanding pursuant to clause (2) of the second paragraph of “—Certain covenants—Limitation on additional indebtedness”.

4.	In the “Description of notes” section, the following will be included:

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to all Holders and is paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment. Notwithstanding the foregoing, any payment of consideration for, or as an inducement to, any consent, waiver or amendment of any of the terms or provisions of the Indenture, the Notes or the Guarantees in connection with an exchange offer, the Company and any of its Restricted Subsidiaries may exclude (i) any Holder or beneficial owner that is not a qualified institutional buyer or an institutional accredited investor, (ii) any Non-U.S. Person, (iii) any Holder or beneficial owner of Notes in any jurisdiction (other than the United States) where the inclusion of such Holders or beneficial owners would require the Company or any such Restricted Subsidiary to comply with the registration requirements or other similar requirements under any securities laws of such jurisdiction or the solicitation of such consent, waiver or amendment from, or the granting of such consent or waiver, or the approval of such amendment by, Holders or beneficial owners in such jurisdiction would be unlawful, in each case as determined by the Company, in its sole discretion.

5.	In the “Description of notes” section, the second sentence of “—Certain covenants with respect to the Collateral—Further assurances” is replaced with the following:

In addition, within 30 days of the Issue Date the Issuer and the Guarantors will secure the obligations under the Indenture and the Security Documents by pledging or creating, or causing to be pledged or created, perfected security interests and Liens with respect to the Collateral to the extent required by the Indenture and/or the Security Documents; provided, however, that with respect to the perfection of the security interests in property with respect to which a Lien may be perfected by the filing of a UCC financing statement, the UCC financing statement will be required to be filed on the Issue Date.

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have been changed to the extent affected by the changes described herein.

(1)

As described further in the Preliminary Prospectus Supplement, we believe and intend to take the position that the acquisition of a unit should be treated as an acquisition of separate instruments (i.e., the Notes and five shares of Common Stock) for U.S. federal income tax purposes and that the Notes should be treated as debt for U.S. federal income tax purposes. However, this position is not free from doubt, and it is possible the IRS could challenge the position. Assuming the position is respected, the Notes will be issued with more than a de minimis amount of original issue discount (“OID”) for U.S. federal income tax purposes. Accordingly, a holder subject to U.S. federal income taxation will be required to include such OID in gross income (as ordinary income) for U.S. federal income tax purposes as the OID accrues on a constant yield basis, in advance of the receipt of cash payments that correspond to that income and regardless of whether such holder is a cash or accrual method taxpayer. The exact amount of OID will depend upon the issue price of the Notes for U.S. federal income tax purposes. We will make our determination of the issue price available to holders as promptly as practicable, and in any event within 30 days of the Settlement Date. All holders are urged to consult their own tax advisors regarding the application of the OID rules to their particular circumstances.

(2)	Unit CUSIP will be used for all settlement of primary trades.

(3)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

No PRIIP key information document (KID) has been prepared as not available to retail in EEA.

The Issuer has filed a registration statement (including a prospectus and related Preliminary Prospectus Supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://sec.gov. Alternatively, the Issuer or the representative of the underwriters will arrange to send you the prospectus or the Preliminary Prospectus Supplement by calling collect at +1 (212) 834-4533.

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